Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	2,278,364
Due from broker		12,652,088
Due from affiliates		9,979,600
Fixed assets, net of accumulated depreciation and amortization		154,240
Other assets		1,423,309
Total assets	$	26,487,601
Liabilities and members' equity		
Liabilities:		
Due to brokers	$	31,555
Due to Parent		2,924,024
Accrued expenses and other liabilities		6,402,966
Total liabilities		9,358,545
Members' equity		17,129,056
Total liabilities and members' equity	$	26,487,601

See accompanying notes.